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                               [ATARI LETTERHEAD]






KRISTINA K. PAPPA
Corporate Legal Counsel
417 Fifth Avenue, 8th Floor
New York, NY 10016
Direct Dial:  212-726-4242
Fax:  212-726-4214
Email:  kristina.pappa@atari.com
        ------------------------

                                                              August 31, 2005

VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

         Re:     Atari, Inc.
                 Form 10-K for the Fiscal Year Ended March 31, 2005 File No. 000-27338

Dear Mr. Krikorian:

         This letter describes the responses of Atari, Inc. ("Atari" or the "Company") to the comments, and contains the information requested, in the letter dated July 28, 2005 from the Staff of the Securities and Exchange Commission (the "Staff") with respect to the Annual Report on Form 10-K referenced above.

Form 10-K for the Fiscal Year Ended March 31, 2005
--------------------------------------------------

Item 9A. Controls and Procedures, page 46
-----------------------------------------

Comment 1:

     We note that your Interim Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, "in timely alerting them to material information relating to Atari (including consolidated subsidiaries) required to be included in our periodic SEC filings." Please confirm that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(e). Also, confirm that you will disclose the conclusions of your Interim Chief Executive and Chief Financial Officers regarding the effectiveness of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e), in your future periodic reports.

Response 1:

         We confirm that our officers concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our SEC filings is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms.

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Securities and Exchange Commission
August 31, 2005
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         In our Form 10-Q for the quarter ended June 30, 2005, we revised our disclosure language under Item 4 - Controls and Procedures (Item 9A of Form 10-K) to clarify that the conclusions of our Chief Executive Officer and Chief Financial Officer related to the effectiveness of our disclosure controls and procedures in (i ) timely alerting them to material information relating to Atari that is required to be disclosed in our SEC filings and (ii) ensuring that information required to be disclosed in our SEC filings is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms.

         We further confirm that in our future periodic filings, we will disclose the conclusions of our Chief Executive Officer and Chief Financial Officer regarding the effectiveness of our disclosure controls and procedures in language that fully conforms to Exchange Act Rule 13a-15(e).

Comment 2:

     We note your statement that "in designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your disclosure controls and procedures are effective at that level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Also, confirm that you will comply with this guidance in your future periodic reports.

Response 2:

         We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our disclosure controls and procedures are effective at that level. In our Form 10-Q for the quarter ended June 30, 2005, we removed the qualification regarding the level of assurance of our disclosure controls and procedures. We will continue to comply with the guidance contained in comment 2 to your letter in our future periodic reports.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3
-------------------------------------------------------------------------------

Comment 3:

     Tell us what consideration you gave to reporting revenues and expense earned and incurred, respectively, from transactions with related parties separately on the consolidated statements of operations and comprehensive income (loss) pursuant to Regulation S-X, Rules 5-03(b)(1) and (2) and 4-08(k).

Response 3:

         Due to the high level of inter-dependency between the Company, Infogrames Entertainment SA (the "Parent" company) and other sister companies owned by the Parent, the Company typically experiences a significant number of related party transactions in our ordinary course of business. The details of all such related party transactions are fully disclosed in Note 13 to the consolidated financial statements included in the Form 10-K for the fiscal year ended March 31, 2005 as well as in the footnotes of prior Form 10-K



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Securities and Exchange Commission
August 31, 2005
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filings. These transactions, which impact virtually every line of the income statement, are comprised of numerous and principally routine business dealings.

         To comply with the letter of Rules 5-03 (b)(1) and 4-08(k) of Regulation S-K, the Company would have to significantly expand the number of line items on the face of the income statement which management believes would not increase the transparency of the information intended by the disclosure and also cause a fair amount of confusion. Accordingly, we have considered the most transparent way to fully disclose related party information in our financial statements. We believe that the level of detail historically provided in the notes to such financial statements is comprehensive. However, in view of the Staff's comment, we have expanded our related party footnote in our most recent filing on Form 10-Q for the quarter ended June 30, 2005 to include a table summarizing the detailed transactions described in Note 7 in a format that corresponds to our income statement captions. We have also included a note on the face of the income statement directing the reader to the related party footnote. We believe this presentation provides the greatest amount of transparency to the reader and complies with the disclosure requirements cited above. We plan to use our new format in all future filings. Furthermore, we supplementally advise the Staff that there are no related party transactions recognized in other comprehensive income.

Note 2 - Recapitalization and Other Corporate Matters
-----------------------------------------------------

Recapitalization, page F-15
---------------------------

Comment 4:

     We note that you entered into an agreement with IESA in September 2003 which resulted in the exchange of all your related party convertible debt with IESA and certain of its wholly-owned subsidiaries into shares of your common stock. In connection with this agreement you changed the conversion privileges of the debt and issued IESA stock that was more favorable than was available under the original terms of the 5% subordinated convertible debt. We further note that you accounted for the incremental value resulting from the change in conversion terms as a dividend and classified the dividend as a reduction to net income to arrive at net loss attributable to common stockholders in your consolidated statement of operations and comprehensive income (loss) for the year ended March 31, 2004. Tell us your basis for recording the incremental value as a dividend as opposed to an expense within net income and the accounting literature that you applied when making this determination. As part of your response, clarify whether the change in conversion privileges was considered an inducement offer based on the criteria in paragraph 2 of SFAS 84. If so, tell us how you considered SFAS 84, paragraph 3 when accounting for the change in conversion terms. If not, tell us how you considered APB 26, paragraphs 20 and 21.

Response 4:

         The Company's exchange of related party convertible debt for shares of our common stock, and the accompanying change in original conversion terms, was considered by management to be an inducement offer under the criteria in paragraph 2 of SFAS 84. At the Parent's request, the inducement was provided by the Company as an integral part of a secondary stock offering to the public wherein the shares issued to IESA (the "Parent" company) in exchange for the then outstanding debt owed to the Parent were to be sold by the Parent as a part of such offering.

          Because the conversion rate in the original debt instrument far exceeded the then current market value of the Company's stock, had the Company not modified the terms on which it would issue shares to


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Securities and Exchange Commission
August 31, 2005
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extinguish notes, the Parent would have held the notes to their maturity and demanded cash payment for the face amount of the notes which approximated $119.4 million in the aggregate. By offering a more favorable conversion rate to the Parent, the Company was able to avoid the future cash outlay for these notes, allowing the Company to use the cash for additional investment in new product and other working capital needs. The induced conversion offer was extended to the Parent for a limited period of time which approximated one week representing the period of time between the offer and the date the Company made the decision to proceed with the secondary stock offering. Further, the offer covered 100% of the equity securities issuable for each of the debt instruments converted and the modification of the original terms is clearly in excess of the 10% test discussed in EITF 96-19. Management believes that the change in conversion rate clearly satisfies the criteria in paragraph 2 of SFAS 84 for induced conversions.

         In order to evaluate the proper accounting for the incremental value of the induced conversion, management considered whether it would ever be appropriate to view such a transaction as anything other than capital in nature and considered the guidance in paragraph 20 of APB Opinion No. 26. Specifically, footnote 1 of paragraph 20 states that ". . . extinguishment transactions between related entities may be in essence capital transactions". Furthermore, management considered, by analogy, the guidance in EITF Topic No. D-42 The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock which states that the difference between the fair value of securities transferred over the fair value of securities issuable under the original conversion terms should be "subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share". While EITF D-42 specifically relates to the induced conversion of preferred stock, we believe that the underlying principle is applicable to our situation as it is a capital transaction. Accordingly, the incremental value, which was computed in accordance with the guidance in paragraph 3 of SFAS 84, was treated as a dividend to the Parent and reflected as a reduction from earnings attributable to common shareholders in computing EPS.

         If you have any questions or if you need any further information, please do not hesitate to contact me at 212-726-4242.

                                              Very truly yours,

                                              /s/ Kristina K. Pappa

                                              KRISTINA K. PAPPA
                                              Corporate Legal Counsel


cc: Christopher White, Melissa Walsh
     Securities and Exchange Commission
    Bruno Bonnell, Diane Price Baker, Jeffrey B. Kempler, Jodi Scheurenbrand
     Atari, Inc.